

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2013

Via E-mail
Mr. Andrew Chan
Chief Financial Officer
Cellular Biomedicine Group, Inc.
530 University Avenue, #17
Palo Alto, California 94301

> **Re:** **Cellular Biomedicine Group, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 21, 2013**
> **File No. 000-52282**

Dear Mr. Chan:

We have reviewed your supplemental response and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K dated November 18, 2013

1. We have reviewed your response to our comment number two of your response letter dated December 12, 2013. Please amend your periodic reports to state the basis for the officers' conclusions by providing a detailed summary of reasons for the restatement (i.e., what, where, when and why). In addition, disclose the company's efforts to date to address the ineffectiveness.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3492 if you have questions regarding this comment on the financial statements and related matters.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant